Bradford & Bingley

02 MAR 13 AM 8:12

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SUPPL

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

02015769

Tel. 01274 806106

28 February 2002

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Assistant Company Secretary

PROCESSED

MAR 29 2002

THOMSON FINANCIAL

dlw 3/4

Head Office, PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bradford-bingley.co.uk

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Bradford & Bingley plc

2) Name of Director

Kevin McGuinness

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Kevin McGuinness

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Kevin McGuinness

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Kevin McGuinness

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options from Long Term Incentive Plan and part sale of shares

7) Number of shares/amount of stock acquired

17,909

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

7,177

10) Percentage of issued class

n/a

11) Class of security

Ordinary 25 pence share

12) Price per share

Exercise price 249.35 pence
Sale price 312 pence

13) Date of transaction

21 February 2002

14) Date company informed

27 February 2002

15) Total holding following this notification

n/a

16) Total percentage holding issued class following this notification

n/a

17) Date of grant

n/a

If a director has been granted options by the company please complete the following boxes

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

n/a

24) Name of contact and telephone number for queries

Phil Kershaw 01274 806106

25) Name and signature of authorised company official responsible for making this notification

Phil Kershaw 01274 806106

Date of Notification.....28 February 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Bradford & Bingley plc

2) Name of Director

Christopher John Rodrigues

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Christopher John Rodrigues

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

ISA manager

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Christopher John Rodrigues

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Maxi ISA

7) Number of shares/amount of stock acquired

2,176

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

n/a

11) Class of security

Ordinary 25 pence share

12) Price per share

314.73 pence

13) Date of transaction

21 February 2002

14) Date company informed

27 February 2002

15) Total holding following this notification

n/a

16) Total percentage holding issued class following this notification

n/a

17) Date of grant

n/a

If a director has been granted options by the company please complete the following boxes

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

n/a

24) Name of contact and telephone number for queries

Phil Kershaw 01274 806106

25) Name and signature of authorised company official responsible for making this notification

Phil Kershaw 01274 806106

Date of Notification.....28 February 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Bradford & Bingley plc

2) Name of Director

Christopher John Rodrigues

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Spouse - Priscilla Purcell Rodrigues

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

ISA manager

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Spouse - Priscilla Purcell Rodrigues

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Maxi ISA

7) Number of shares/amount of stock acquired

2,176

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

n/a

11) Class of security

Ordinary 25 pence share

12) Price per share

314.73 pence

13) Date of transaction

21 February 2002

14) Date company informed

27 February 2002

15) Total holding following this notification

n/a

16) Total percentage holding issued class following this notification

n/a

17) Date of grant

n/a

If a director has been granted options by the company please complete the following boxes

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

n/a

24) Name of contact and telephone number for queries

Phil Kershaw 01274 806106

25) Name and signature of authorised company official responsible for making this notification

Phil Kershaw 01274 806106

Date of Notification.....28 February 2002